Writer’s Direct Dial: +1 212 225 2510 E-Mail: wgorin@cgsh.com

March 29, 2012

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2011 Filed June 28, 2011 File No. 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony” or “Sony Group”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated March 1, 2012 with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”).

As requested by the Staff, we include as Annex I a letter from the Executive Vice President and General Counsel of Sony Corporation which sets forth the requested acknowledgements with respect to filings made by Sony Corporation.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE

Mr. Larry Spirgel, p. 2

Form 20-F for the Fiscal Year Ended March 31, 2011

The significant volatility and disruption in the global financial markets …, page 12

1.
We note your statement that “a failure of one or more of Sony’s major lenders, or a decision by one or more of them to stop lending to Sony due to instability in the Japanese or global financial markets may have an adverse impact on Sony’s access to funding from such sources.  In turn, this could have a material adverse impact on Sony’s operating results, financial condition and liquidity.”  However, as disclosed on page 79, you have access to lines of credit from two syndicates of Japanese banks and a syndicate of global banks. Furthermore, you represented that “these contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of financial and capital markets turmoil similar to that which occurred in the fall of 2008.”  Please clarify inconsistencies in your disclosure, particularly how one bank, among these syndicates could adversely impact your access to funding if it fails or decides to stop lending to you.

Response: Sony notes the Staff’s comment and informs the Staff that on page 12 of the 2011 Form 20-F Sony discusses the risk that, in the event of a financial crisis similar to or worse than the crisis that occurred in the fall of 2008, there could be a possibility that Sony might not be able to timely draw down a significant portion of its aggregate amount of committed lines of credit from large financial institutions even though Sony had committed lines of credit with a total aggregate amount equivalent to 755.2 billion yen as of March 31, 2011. Sony believes that the risk that large financial institutions participating in legally binding committed lines of credit might fail or decide not to lend to Sony is limited.  Further, Sony considers it reasonable to state that these committed lines of credit “are aimed at securing sufficient liquidity in a quick and stable manner even in the event of financial and capital market turmoil similar to that which occurred in the fall of 2008” as disclosed on page 79 of the 2011 Form 20-F.  Therefore, in order to clarify the risk factor in the Annual Report on Form 20-F for the fiscal year ending March 31, 2012 (the “2012 Form 20-F”), Sony plans to modify the disclosures in a form substantially similar to the paragraphs below within “Risk Factors.”  Changes to the previous disclosure are set forth in bold and ~~strikethrough~~ for the Staff’s convenience.

Risk Factors, page 11

The significant volatility and disruption in the global financial markets or a ratings downgrade may adversely affect the availability and cost of Sony’s funding.

The global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability.  Historically, Sony’s primary sources of funds are cash flows from operations, the issuance of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders.  Although the commercial paper and term debt markets have continued to be available to Sony even during the period of significant volatility and disruption that began in the autumn of 2008, there can be no assurance that such sources will continue to be available at acceptable terms.  If such market disruption and volatility occur, and if Sony could not raise sufficient funds through issuance of commercial paper or term debt, Sony may ~~seek~~ draw down funds from contractually committed lines of credit from financial institutions or seek

Mr. Larry Spirgel, p. 3

other sources of funding, including the sale of assets, in order to repay commercial paper and term debt as they ~~it~~ become~~s~~ due, ~~or~~and to meet other liquidity needs ~~by drawing upon contractually committed lending facilities primarily provided by global banks and/or seeking other sources of funding including, potentially, the sale of assets~~.  There can be no assurance that under such ~~extreme~~ market conditions such ~~alternate~~ funding sources will be available ~~or sufficient.  Further, a failure of one or more of Sony’s major lenders, or a decision by one or more of them to stop lending to Sony due to instability in the Japanese or global financial markets, may have an adverse impact on Sony’s access to funding from such sources.~~ at acceptable terms or sufficient to meet Sony’s requirements.  In turn, any such funding disruptions could have a material adverse impact on Sony’s operating results, financial condition and liquidity.

Business Segment Information, pages 40-60

2.
We note that favorable or unfavorable foreign currency exchange rates have a material impact on your operating results.  Please quantify the percentage increase/decrease in your operating results due to changes in such rates to enable your investors to better understand how the appreciation of the yen materially impacted your consolidated and your segment results of operations. In this regard, we note your disclosures in your Form 6-K filed February 2, 2012 in which you quantified the impact of currency effects in your discussions of segment and consolidated results of operations.

Response: Sony notes the Staff’s comment and provides the information below that analyzes the impact of foreign exchange rate fluctuations on Sony’s operating results quantitatively.

Sony quantified the impact of currency effects on sales in its quarterly earnings releases furnished on Form 6-K, but excluded it from the MD&A sections of its 2011 Form 20-F, as these measures are not in accordance with U.S. GAAP and are provided in the Form 6-K only as additional analytical information estimating the impact of changes in foreign exchange rates on operating results.  In response to the Staff’s comment, Sony plans to modify the disclosure in a form substantially similar to the paragraphs below in the captioned MD&A section of the 2012 Form 20-F, which will expand on the disclosures included in the Form 6-K.  In addition to the impact of currency effects on sales disclosed in Sony’s earnings releases, which were included in the Form 6-K, Sony plans to provide operating income (loss) on a constant currency basis for consolidated results as well as for the Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments, to which most of the impact of foreign exchange rate fluctuations on a consolidated basis was attributable, which is information that management believes would be useful for investors.  Anticipated changes to the previous disclosure are set forth in bold and ~~strikethrough~~ for the Staff’s convenience.

Foreign Exchange Fluctuations and Risk Hedging, page 48

During the fiscal year ended March 31, 2011, the average rates of the yen were 84.7 yen against the U.S. dollar and 111.6 yen against the euro, which was 8.4 percent and 16.2 percent higher, respectively, than the previous fiscal year.

Mr. Larry Spirgel, p. 4

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing and material and parts procurement takes place may be different from those where such products are sold.

For the fiscal year ended March 31, 2011, consolidated sales were 7,181.3 billion yen, a decrease of 0.5 percent year-on-year, while on a constant currency basis, sales increased 6 percent year-on-year.  For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income increased 168.0 billion yen year-on-year to 199.8 billion yen despite the large unfavorable impact of foreign exchange rates of approximately 100 billion yen.  Operating income increased by approximately 6.3 times the previous fiscal year, while it would have increased by approximately 9.5 times the previous fiscal year on a constant currency basis.

Most of the unfavorable foreign exchange rate impact on consolidated operating income was attributable to the CPD and NPS segments.  In the CPD segment, sales increased 1.6 percent year-on-year to 3,572.7 billion yen, while sales increased 10 percent on a constant currency basis.  Operating income of 2.9 billion yen was recorded in the fiscal year ended March 31, 2011, compared to a loss of 53.2 billion yen in the previous fiscal year.  The impact of foreign exchange rate changes was a decrease of approximately 57 billion yen in operating income.  In the NPS segment, sales increased 0.4 percent year-on-year to 1,579.3 billion yen, while sales increased 9 percent on a constant currency basis.  Operating income of 35.6 billion yen was recorded in the fiscal year ended March 31, 2011, compared to a loss of 83.3 billion yen in the previous fiscal year.  The impact of foreign exchange rate changes during the fiscal year was a decrease of approximately 51 billion yen in operating income.  For a detailed analysis of segment performance that discusses the impact of foreign exchange rates separately within categories when material, please refer to “Consumer, Professional & Devices” on page 41 and “Networked Products & Services” on page 42 under “Operating Performance by Business Segment.”

During the fiscal year ended March 31, 2011, Sony estimated that a one yen appreciation against the U.S. dollar decreased consolidated sales by approximately 44 billion yen, with a corresponding decrease in operating income of approximately 2 billion yen.  Sony’s exposure to the U.S. dollar is limited due to Sony’s ability to manage its U.S. dollar-based sales with U.S. dollar-based costs creating a natural currency hedge.  Sony results are more sensitive to movements between the yen and the euro.  A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 7 billion yen.

In addition, sales for the Pictures segment decreased 14.9 percent year-on-year to 600.0 billion yen, while sales decreased approximately 8 percent on a constant currency (U.S. dollar) basis.　 In the Music segment, sales decreased 9.9 percent year-on-year to 470.7 billion yen, while sales decreased approximately 5 percent on a constant currency basis.  For a detailed analysis of segment performance, please refer to Pictures and Music on page 44 under “Operating Performance by Business Segment.”  Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc. and the yen-based results for Sony Finance International Inc.  As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

Mr. Larry Spirgel, p. 5

In order to reduce the risk caused by foreign exchange rate ~~such~~ fluctuations, Sony ~~also~~ employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy.  Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies.  Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures.  Sony Corporation and most of its subsidiaries utilize SGTS for this purpose.  The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies.  SGTS in turn enters into foreign exchange transactions with creditworthy third party financial institutions.  Most of these transactions are entered into against projected exposures before the actual export and import transactions take place.  In general, SGTS hedges the projected exposures on average three months before the actual transactions take place.  However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise.  Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes.  Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment.  In the Financial Services segment, Sony uses derivatives primarily for Asset Liability Management (“ALM”).

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the CPD and NPS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.  Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.  The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2011 were 1,533.5 billion yen and a liability of 5.1 billion yen, respectively.

Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales (“COS”), and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis.  COS and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly COS and SGA expenses in the current fiscal year.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Mr. Larry Spirgel, p. 6

Consumer, Professional & Devices, page 41

Sales to Outside Customers by Geographic Area, page 43

3.
We note in your earnings call for the 2nd quarter of fiscal year 2012 that you subsequently incurred higher than expected losses in your TV business due to the decline in demand, “continuous erosion of price,” the “market conditions in the West,” and the increase in exchange rate of the yen.  Notwithstanding, “the TV business is essential for Sony’s future growth strategy.”  Please provide a detailed discussion of your outlook and plans for the TV business for the fiscal year which begins April 1, 2012.  In this regard, we note that your TV business has incurred losses over eight consecutive years.

Response: Sony notes the Staff’s comment and informs the Staff that the latest information on Sony’s outlook and plans for its television business for the fiscal year ending March 31, 2013, currently available as of the date of this letter, are discussed in the press release titled “TV Business Profitability Improvement Plan” and furnished to the SEC on Form 6-K on November 2, 2011, and in the “Issues Facing Sony and Management’s Response to those Issues” section of the Quarterly Securities Report for the third quarter of the fiscal year ending March 31, 2012 and furnished to the SEC on Form 6-K on February 14, 2012.  Sony is currently undertaking a management succession, as announced on February 1, 2012, with Kazuo Hirai appointed as President and Chief Executive Officer, effective April 1, 2012.  Sir Howard Stringer, currently Chairman, CEO and President, will become Chairman of the Board of Directors in June 2012.  As a result, Sony’s future plans for the television business are being updated, and Sony intends to discuss these future plans in the disclosures related to the television business within “Trend Information” in the 2012 Form 20-F, based on the information and circumstances available at the time of submission, including further announcements and information related to the future plans and outlook for the television business.

4.
We note that the operating income of the Consumer, Professional & Devices segment was 2.9 billion yen, compared to a loss of 53.2 billion yen in the previous fiscal year which was attributed to an increase in “gross profit due to higher sales.”  Please clarify whether you are referring to gross profit from higher LCD television sales.  If so, please expand your disclosure to describe how you were able to improve your gross profit from your LCD television business (for instance through pricing changes or cost and expense reductions).

Response: Sony notes the Staff’s comment and explains below in detail that higher operating income in the Consumer, Professional & Devices (“CPD”) segment for the fiscal year ended March 31, 2011 was attributable to “gross profit from higher LCD television sales”.

Mr. Larry Spirgel, p. 7

In the fiscal year ended March 31, 2011, sales in the CPD segment increased 1.6% year-on-year.  As indicated on page 41 of the 2011 Form 20-F, this was primarily due to higher LCD television sales and higher semiconductor sales.

In the paragraph relating to the CPD segment operating income on page 41 of the 2011 Form 20-F, Sony explained the change in the segment operating profit as compared to the previous fiscal year by breaking the change down into separate factors, including “an increase (or decrease) in gross profit due to higher (or lower) sales,” “an increase (or decrease) in (gain) loss on sale, disposal or impairment of assets and other (net) ,” “an increase (or decrease) in restructuring charges,” “an improvement (or deterioration) in the cost of sales (“COS”) ratio,” “an increase (or decrease) in equity in net income (loss) of affiliates,” “an increase (or decrease) in SGA expenses,” and the impact of a change in “foreign exchange rates” – an analytical framework that Sony has consistently used for the CPD segment.

The increase in “gross profit due to higher sales” in this fiscal year analysis reflects the increase in gross profit value resulting only from the impact of higher sales in the CPD segment by applying the gross profit ratio of the previous fiscal year to the sales in the fiscal year ended March 31, 2011 and thus excluding the impact of the slight improvement in the COS ratio.  It also excluded the negative impact of a change in foreign exchange rates.  Categories contributing to this factor were LCD televisions and semiconductors, both of which saw higher sales as mentioned above.  As indicated on page 41 of the 2011 Form 20-F, television sales increased year-on-year resulting from a significant increase in unit sales, despite a decline in unit selling price, and semiconductor sales increased year-on-year resulting from the strong performance of small-and medium sized LCD panels and image sensors.

The COS ratio in the CPD segment was analyzed as a separate factor and was not mentioned in the analysis on page 41 due to the limited impact this factor had in the fiscal year ended March 31, 2011.  In the fiscal year ended March 31, 2011, the COS ratio in the CPD segment slightly improved, primarily due to the improvement in the COS ratio for semiconductors.  The COS ratio for LCD televisions saw a slight deterioration compared to the previous fiscal year, due to the decline in unit selling prices, which offset the impact of the increase in unit sales in the fiscal year ended March 31, 2011.

For investors’ convenience, Sony plans to modify the disclosure in a form substantially similar to the paragraphs below in the captioned MD&A section under “Business Performance by Segment” of the 2012 Form 20-F.  Changes to the previous disclosure are set forth in bold and ~~strikethrough~~ for the Staff’s convenience.

Consumer, Professional & Devices, page 41

Sales for the fiscal year ended March 31, 2011 increased 1.6 percent year-on-year to 3,572.7 billion yen.  Sales to outside customers increased 4.3 percent year-on-year.  This was primarily due to higher LCD television sales resulting from a significant increase in unit sales that came mostly from the Asia-Pacific, Other Areas, and Japan and higher semiconductor sales resulting from strong performances of small- and medium-sized LCD panels and image sensors.  The sales increase was partially offset by unfavorable foreign currency exchange rates, lower components sales resulting from a decrease in sales of storage media affected by market contraction and a decrease in sales of optical disc drives driven by price competition.  LCD television sales in Japan increased primarily due to both a program which provided consumers with a subsidy from the Japanese government and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which is scheduled to be completed by July 2011.  The subsidy program ended on March 31, 2011.

Mr. Larry Spirgel, p. 8

Operating income of 2.9 billion yen was recorded, compared to a loss of 53.2 billion yen in the previous fiscal year.  This improvement was driven ~~primarily~~ by an increase in gross profit due to higher sales (excluding the foreign exchange impact), a decrease in loss on sale, disposal or impairment of assets and other (net), ~~and~~ a decrease in restructuring charges, and to a much lesser extent, an improvement in the cost of sales ratio and an increase in equity in net income of affiliates also contributed to the improvement in operating income (loss) for the CPD segment.  ~~These factors were partially offset by unfavorable~~ The impact of foreign exchange rates, a factor that is analyzed separately, was unfavorable, and along with ~~and~~ an increase in selling, general and administrative expenses primarily associated with higher marketing expenses, partially offset the improvement factors noted above. Product categories contributing to the increase in gross profit due to higher sales (excluding the foreign exchange impact) included LCD televisions and semiconductors as mentioned in the paragraph above.  In the previous fiscal year, a 27.1 billion yen non-cash charge related to the impairment of LCD television assets, which was not included in restructuring charges, was recorded (Refer to Note 19 to the notes to the consolidated financial statements.) Restructuring charges were 41.6 billion yen in the current fiscal year, compared with 75.9 billion yen recorded in the previous fiscal year.  The current fiscal year’s restructuring charges included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe (executed in January 2011) and the impairment of related assets.

Categories that favorably impacted the change in segment operating results (excluding restructuring charges and the above-mentioned LCD television asset impairment) included semiconductors, reflecting an increase in sales of image sensors, and professional solutions, reflecting an increase in sales of products such as digital cinema projectors.  A category that unfavorably impacted the change in segment operating results (excluding restructuring charges) was LCD televisions, reflecting a decline in unit selling prices and unfavorable foreign exchange rates, despite rising unit sales.

Ratings, page 79

5.
Please disclose how Moody’s and S&P’s recent downgrades of your debt ratings to Baa1 from A3 and BBB+ from A-, respectively, will impact your financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.  If possible, please quantify the impact on your borrowing costs.

Response: Sony notes the Staff’s comment and informs the Staff that Sony believes that the recent downgrades by Moody’s and S&P referred to above will not have a material impact on Sony’s financial flexibility or ability to access the financial and capital markets.  This belief is evidenced by the fact that on March 7, 2012, subsequent to the downgrades by Moody’s and S&P, Sony issued straight bonds for a total of 55.0 billion yen in the Japanese capital markets, with lower funding costs (lower rates than the last bond issuance and lower spreads over Japanese national government bonds) compared to Sony’s previous straight bonds issued in June 2009 although Sony’s ratings were A- by S&P and A3 by Moody’s at that time.  For example, the spread on Sony’s straight bonds with a five-year term issued in March 2012 was 36 basis points over Japanese national government bonds with a five-year term, while in Sony’s prior issuance in June 2009, this spread was 42 basis points.  Despite the downgrades, Sony believes that its debt ratings are still sufficient to provide the necessary financial flexibility for liquidity and capital management.  For example, in the U.S. and European capital markets, Sony understands that corporate bonds have been widely issued by many companies rated as BBB+ and Baa1.  Consequently, although Sony disclosed the risks associated with downgrades on pages 11-12 of the 2011 Form 20-F, Sony currently believes that there was no material impact to Sony’s financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets due to the recent downgrades by Moody’s and S&P.

Mr. Larry Spirgel, p. 9

Although downgrades to a company’s debt ratings can result in an increase in borrowing costs, due to the current very low interest rate environment, especially in the U.S. and Japan, Sony believes that the recent downgrades will not materially impact Sony’s borrowing costs in the current interest rate environment when compared to its historical borrowing rates.  As noted above, Sony was still able to reduce its funding costs on the new straight bonds compared with the previous issuance despite the downgrades.  Further, the borrowing costs for Sony’s existing debt were not impacted by the downgrades.  Therefore, Sony does not believe that there is a quantifiable impact on its borrowing costs as a result of the recent downgrades.

Sony recognizes that any further downgrade in Sony’s credit ratings might result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long-term debt markets, as discussed on page 12 of the 2011 Form 20-F.

13. Fair value measurements, page F-43

6.
Please reconcile the net fair value of the assets captioned herein to the balance sheet presentation of these assets pursuant to paragraphs 11 and 12 of ASC 825-10-50 or tell us why such reconciliation is not required.

Response: Sony notes the Staff’s comment and informs the Staff that in order to reconcile the net fair value of the assets captioned within the disclosure of assets and liabilities that are measured at fair value on a recurring basis to the balance sheet presentation of those assets, Sony plans to modify the disclosure in a form substantially similar to the table below in the 2012 Form 20-F, based on facts and circumstances that existed for the fiscal year ended March 31, 2011.  Changes to the previous footnote are set forth in bold for the Staff’s convenience.

Mr. Larry Spirgel, p. 10

	Yen in millions
	March 31, 2011
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	189,320	186,482	-	375,802	375,802	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,143,765	-	1,143,765	71,472	1,072,293	-	-
Japanese local government bonds	-	22,965	-	22,965	3,415	19,550	-	-
Japanese corporate bonds	-	329,057	4,581	333,638	96,745	236,893	-	-
Foreign corporate bonds	-	306,070	20,050	326,120	81,486	244,634	-	-
Other	-	7,933	-	7,933	-	7,933	-	-
Equity securities	141,408	4,667	3,968	150,043	-	150,043	-	-
Other investments*1	5,459	51	70,058	75,568	-	75,568	-	-
Derivative assets	-	15,110	-	15,110	-	-	15,101	9
Total assets	336,187	2,016,100	98,657	2,450,944	628,920	1,806,914	15,101	9
Liabilities:
Derivative liabilities	-	33,759	-	33,759	-	-	32,096	1,663
Total liabilities*2	-	33,759	-	33,759	-	-	32,096	1,663

*1	Other investments include certain private equity investments and certain hybrid financial instruments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk, page 128

7.
As disclosed, Sony Life accounts for 79 percent of the investments in the Financial Services segment, respectively. We further note that for fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2011 (51.3 billion yen), most of the unrecognized losses arose from securities with maturity dates over 10 years.  It appears that these fixed maturity securities are comprised primarily of Japanese government bonds.  Please expand your disclosure to address your primary risk exposures arising from a significant concentration of your investment holdings in long-term Japanese government bonds and how these exposures are managed.

Mr. Larry Spirgel, p. 11

Response: Sony notes the Staff’s comment and informs the Staff that Sony Life Insurance Co. Ltd.’s (“Sony Life”) investments are concentrated in long-term Japanese national government bonds, as a result of the effort to manage the investment assets in a manner appropriate to the long-term liabilities, which arise from the insurance policies underwritten by Sony Life, from a viewpoint of asset liability management (“ALM”).  As explained on page 16 of the Risk Factors section of Sony’s 2011 Form 20-F, the operating results of the Financial Services segment, which includes Sony Life, are affected by changes in interest rates, and while the price of government bonds may fall and the interest rates may rise, Sony believes this impact is included within the scope of what is described in the Risk Factors section.  Sony Life generally intends to hold these Japanese national government bonds until their maturities and accordingly these investments are carried at amortized cost, unless an other than temporary impairment loss is recognized.  In the case where the market price of Japanese national government bonds declines, there is the possibility that the amount of unrecognized losses, which is disclosed in the “Investments” section on page 67 of the 2011 Form 20-F, would increase.

However, as it is Sony Life’s intention to hold such securities until maturity, any unrecognized losses will eventually be reduced to zero upon redemption of the full principal amount at maturity.  While the Japanese national government bonds are recognized as risk-free securities in the Japanese financial markets, Sony monitors the related credit ratings and other market information on an ongoing basis.  As such, Sony considers that there are no material risk exposures beyond those already described in the pages referred to above related to a concentration of Sony Life’s investments in long-term Japanese national government bonds.  However, in order to more clearly identify the concentrations in Sony’s investment holdings in long-term Japanese national government bonds, and to clarify that Sony manages that exposure through monitoring the related credit ratings and other market information on an ongoing basis, Sony plans to modify the disclosure in a form substantially similar to the paragraphs below in the captioned sections of the 2012 Form 20-F.  Changes to the previous disclosures are set forth in bold for the Staff’s convenience.

Risk Factors, page 16

Changes in interest rates may significantly affect the operating results and financial condition of Sony’s Financial Services segment.

Sony engages in asset liability management (“ALM”) in an effort to manage the investment assets within the Financial Services segment in a manner appropriate to Sony’s liabilities, which arise from the insurance policies Sony underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business.  ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns.  Any failure to appropriately conduct Sony’s ALM activities, or any significant changes in market conditions beyond what Sony’s ALM may reasonably address, may have an adverse effect on the financial condition and operating results of its Financial Services segment.  In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, which are concentrated in long-term Japanese national government bonds, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while guaranteed yields (assumptions used for calculation of policy reserve provisions) remain generally unchanged on outstanding policies.  As a result, Sony Life’s profitability and long-term ability to meet policy commitments may be adversely affected.

Mr. Larry Spirgel, p. 12

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In Sony’s Financial Services segment, generating stable investment income is important to its operations, and Sony’s investments are concentrated in long-term Japanese national government bonds, although Sony also has investments in a variety of asset classes, including Japanese shorter-term national bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate.  In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes Sony to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment.  For example, mortgage loans account for 90.8 percent of the total loan balance or 37.2 percent of the total assets of Sony Bank Inc. (“Sony Bank”) as of March 31, 2011.  An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

Investments, page 67

For fixed maturity securities with unrecognized losses, mainly long-term Japanese national government bonds, held by Sony Life as of March 31, 2011 (51.3 billion yen), maturity dates vary as follows:

• Within 1 year:	—

• 1 to 5 years:	0.1 percent

• 5 to 10 years:	0.1 percent

• above 10 years:	99.8 percent

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 128

Mr. Larry Spirgel, p. 13

Sony’s business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices.  Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation.  Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business.  Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management.  Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in the Financial Services segment.  If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, such derivatives agreements are subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings.  In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management and these securities include a concentration of investments in long-term Japanese national government bonds, for which Sony monitors the related credit ratings and other market information on an ongoing basis.  Investments in marketable securities are also subject to market fluctuation.

Form 6-K filed February 2, 2012

Income Taxes, page 3

8.
We note that you recorded income tax expense despite pretax loss “primarily due to Sony continuing to not recognize the tax benefit associated with losses at Sony Corporation and its national tax filing group in Japan which established a valuation allowance against certain deferred tax assets and equity in net loss of affiliated companies being reported net of income taxes,” with further reference to “profit from overseas and in the Financial Services segment” per your earnings call for the 3rd quarter of fiscal year 2012.  Please tell us what is meant by these disclosures.  In addition, tell us in detail how the profit from overseas and in the Financial Services segment resulted in your income tax expense.

Response:  Sony notes the Staff’s comment and informs the Staff that Sony estimates its annual effective tax rate (“ETR”) derived from a projected annual income (loss) before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date income (loss) before taxes at the end of each interim period in accordance with ASC 740-270.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards where applicable; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such significant unusual or extraordinary transactions are separately calculated from the provision based on the ETR in the interim period in which they occur.

In accordance with ASC 740-270-30-36-a, if Sony anticipates an ordinary loss for the fiscal year or has an ordinary loss for the year to date for which no tax benefit can be recognized in a particular jurisdiction, such ordinary income (or loss) in that jurisdiction and the related tax expense (or benefit) is excluded from the overall computations of the estimated ETR and interim period tax expense (or benefit).  A separate estimated ETR is computed for that jurisdiction and applied to ordinary income (or loss) in that jurisdiction.

Mr. Larry Spirgel, p. 14

For the three- and nine- months ended December 31, 2011, Sony estimated the ETR and calculated the interim income tax expense for (1) entities which can recognize tax benefits or expense which included substantially all subsidiaries outside of Japan (i.e., overseas) and certain Japanese subsidiaries, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries and excluded (2) other entities recording valuation allowances against current year tax benefits, the most significant of which is Sony Corporation and its national tax filing group in Japan where valuation allowances have been established against certain deferred tax assets since the fourth quarter of the fiscal year ended March 31, 2011.  A separate estimated ETR was computed for (2).

In the earnings call for the third quarter ended December 31, 2011, following the explanation of the primary reasons for recording income tax expense despite pretax loss, Sony’s reference to “profit from overseas and in the Financial Services segment” was meant to emphasize the taxable income relating to jurisdictions outside of Japan and from the Financial Services segment, whose taxable income are not part of the national tax filing group in Japan, and to contrast Sony continuing to not recognize the tax benefit associated with losses at Sony Corporation and its national tax filing group in Japan.

Transmitted under separate cover, and on a confidential and supplemental basis, is a reconciliation of income (loss) before income taxes, income tax expense and the consolidated total for the nine months ended December 31, 2011 of (1) the subsidiaries which could recognize tax benefits or expense and (2) other entities recording valuation allowances against current year tax benefits.

Financial Services, page 6

9.
We note per your earnings call for the 2nd quarter of fiscal 2012 that the Financial Services segment’s operating income for the six months ended September 30, 2011 significantly declined compared to the same period of the preceding year, due primarily to lower operating income at Sony Life.  Additionally, we note in your earnings call transcript that the Financial Services segment has invested in various financial products and your Chief Financial Officer does not “have very optimistic forecast about the Financial Service markets in the future.”  Please tell us and disclose in the MD&A what changes, if any, you have effected to the Financial Services’ investment portfolio to improve its profitability and notwithstanding, why you are unable to provide a more optimistic forecast.  In this regard, we note that although during the succeeding three months ended December 31, 2011, operating income at Sony Life increased 6.6 billion yen year-on-year to 36.3 billion yen due to “a higher policy amount in force and an increase in net gains on sales of securities in the general account,” operating income decreased for the nine month period year-on-year.

Response: Sony notes the Staff’s comment and informs the Staff that there has been no significant change in the investment portfolio up to the end of the third quarter during the fiscal year ending March 31, 2012.  While Sony Life incurred net gains on sale of securities in the first six months of the previous fiscal year reflecting its changes in the investment portfolio to further increase the duration of the assets (according to the above-noted ALM viewpoint), such an operation to increase the duration of the assets was not carried out in the first six months of the current fiscal year.  This resulted in a decrease in profits year-on-year as such net gains on sales of securities were absent in the current fiscal year.

Mr. Larry Spirgel, p. 15

In the third quarter of the current fiscal year, net gains on sales of securities from ordinary fund management operations were greater than the previous fiscal year, resulting in an increase in profits year-on-year.  There were no material changes made to the investment portfolio from the third quarter on as compared to the first six months of the current fiscal year.

With regard to the Staff’s question concerning the outlook for the Financial Services segment for the current fiscal year at the time of the earnings announcement for the second quarter, Sony considered the condition of the global financial markets as of November 2011, and revised downward the outlook for the segment due to factoring in such risks as the deterioration of the investment environment of Sony Life.  The Chief Financial Officer’s remark, spoken in Japanese, was that he “did not have a very optimistic forecast about the financial markets in the future” based on market conditions at that time.  Revenue from insurance premiums at Sony Life has been steadily increasing throughout the first nine months of the current fiscal year.  As a result, Sony did not have a pessimistic outlook for the business performance of the Financial Services segment, excluding the impact caused by the fluctuation of financial markets.

As such, Sony plans to add the following paragraph updated with the operating results of the Financial Services segment for the fourth quarter ending March 31, 2012, in the MD&A section of Sony’s 2012 Form 20-F, under the paragraph analyzing the operating profit in Financial Services segment under “Operating Performance by Business Segment” that was located comparably on page 45 of the 2011 Form 20-F.

There has been no significant change in the investment portfolio up to the end of the third quarter during the fiscal year ending March 31, 2012.  While Sony Life had incurred net gains on sale of securities in the first six months of the previous fiscal year reflecting changes in its investment portfolio to further increase the duration of the assets (according to the ALM viewpoint), such an operation to increase the duration was not carried out in the first six months of the fiscal year ending March 31, 2012.  This resulted in a decrease in profits year-on-year as such net gains on sales of securities were absent in the first six months ended September 30, 2011.  In the third quarter ended December 31, 2011, net gains on sales of securities from ordinary fund management operations were greater than the previous fiscal year, resulting in an increase in profits year-on-year.  There were no material changes made to the investment portfolio from the third quarter on as compared to the first six months of the fiscal year ending March 31, 2012.

***

Mr. Larry Spirgel, p. 16

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/ William F. Gorin .
William F. Gorin

cc:

Ms. Kathryn T. Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Robert S. Littlepage, Division of Corporation Finance, Securities and Exchange Commission

Mr. Masaru Kato, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Robert T. Klemm, Partner, PricewaterhouseCoopers LLP

Mr. Akihiko Nakamura, Partner, PricewaterhouseCoopers Aarata

[Sony Letterhead]

Annex I

March 29, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2011 Filed June 28, 2011 File No. 1-06439

Dear Mr. Spirgel:

Reference is made to your letter to Sony Corporation (the “Company”) dated March 1,
2012.  As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Nicole Seligman .
Nicole Seligman
Executive Vice President and General Counsel

cc:
Ms. Kathryn T. Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Robert S. Littlepage, Division of Corporation Finance, Securities and Exchange Commission

Mr. Masaru Kato, Executive Vice President and Chief Financial Officer, Sony Corporation